UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

14 March 2006

Commission file number: 1-14824

TNT N.V.

Neptunusstraat 41-63
2132 JA Hoofddorp
The Netherlands
(address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

FORM 20-F ☒         FORM 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934.)

YES ☐          NO ☒

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): N/A)

Explanatory note

This report Form 6-K contains the following press releases:

TNT N.V. - Buyback of ordinary shares, 13 March 2006

TNT announces exercise of option right by Italian joint-venture partner,

13 March 2006

TNT N.V. - Buyback of ordinary shares, 14 March 2006

13 March 2006

TNT N.V. - Buyback of ordinary shares

Further to the share buyback program announced on 6 December 2005, TNT N.V. announces that:

On March 10, 2006, it purchased 235,000 TNT N.V. ordinary shares at an average price of euro 27.4570 per share.

It is TNT's intention to cancel the repurchased shares.

13 March 2006

TNT announces exercise of option right by Italian joint-venture partner

TNT N.V. announces that the minority shareholder in its Italian joint venture TNT Arvil, Ecotras S.R.L. of Milan, has given notice of the exercise of its option. Under this option Ecotras had the right to sell its 49% shareholding in TNT Arvil to TNT Logistics Holding Italy S.R.L.. After transfer of the shares TNT Logistics Holding Italy S.R.L. will hold all shares in TNT Arvil.

14 March 2006

TNT N.V. - Buyback of ordinary shares

Further to the share buyback program announced on 6 December 2005, TNT N.V. announces that:

On March 13, 2006, it purchased 239,000 TNT N.V. ordinary shares at an average price of euro 27.6020 per share.

It is TNT's intention to cancel the repurchased shares.

TNT N.V. provides businesses and consumers worldwide with an extensive range of services for their mail and express delivery needs. Headquartered in the Netherlands, TNT offers efficient network infrastructures in Europe and Asia and is expanding operations worldwide to maximize its network performance. TNT serves more than 200 countries and employs over 128,000 people (over 161,000 people including the division Logistics which is intended to be divested). For 2005 the company reported € 10.1 billion in revenues (€ 13.6 billion including Logistics). TNT N.V. is publicly listed on the stock exchanges of Amsterdam, New York, London, and Frankfurt. TNT recognizes its social responsibility, and has formed partnerships with the United Nations World Food Programme and the United Nations Environmental Programme to fight hunger and pollution in the world. More information about TNT can be found on its website http://group.tnt.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TNT N.V.

By: /s/ Pieter Schaffels

Name: Pieter Schaffels
Title: Group Media Relations Director

Date: 14 March 2006